June 3, 2014

VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
Eiko Yaoita Pyles, Staff Accountant

Re:	Rackspace Hosting, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
Form 10-Q for the Quarterly Period Ended March 31, 2014
Filed May 12, 2014
File No. 001-34143

Ladies and Gentlemen:

We are submitting this letter on behalf of Rackspace Hosting, Inc. (the “Company") in response to comments from the staff ("Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated May 20, 2014 (the "Staff Letter") relating to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 (the "10-K") and the Company's Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2014 (the "10-Q") (File No. 001-34143).

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company's response.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7 - Management Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 37

1.
We note from your disclosure on page 40 that increase in revenue during fiscal year 2013 was partially attributable to the increasing number of new customers. We also note that you disclosed the number of customers at period end in your Form 10-K for the year ended December 31, 2012 as one of the metrics tracked by the company to monitor and manage growth. Please tell us the reason this metric was eliminated in 2013 and your consideration for disclosing the number of customers as one of your key metrics in 2013. We refer to you Section III.B of SEC Release No. 33-8350.

As noted in our First Quarter 2013 Earnings Conference Call on May 8, 2013, over time, the relevance of our total customer count has diminished in terms of analyzing or predicting revenue trends, given the ongoing growth of our public cloud, a broader set of products with different price points, the acquisitions we have made, and customers migrating from legacy platforms to new platforms. As management no longer used customer count as a key metric to monitor and manage growth, we did not believe it was a key metric to be disclosed in our Key Metrics table. While revenue growth has resulted from both an increasing number of new customers and incremental services rendered to existing customers, we believe server count (which continues to be disclosed in our Key Metrics table) is a better metric for monitoring and managing growth.

Item 8 - Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 1. Company Overview, Basis of Presentation, and Summary of Significant Accounting Policies

Basis of Presentation, page 64

2.
We note you reclassified certain costs that were previously included in general and administrative expenses to cost of revenue based on personnel or activities that were directly related to supporting your customers. Please describe in detail the nature of the activities performed by these personnel and describe any other costs that were reclassified to cost of sales that supports the classification of these expenses as cost of revenue. As part of your response, please tell us how you determined that this was a reclassification rather than an error and refer to the authoritative guidance you relied upon.

Rule 5-03 of SEC Regulation S-X states with respect to cost and expenses applicable to sales and revenue that companies should “state separately the amount of … cost of services.”  As such, as noted in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations of our 10-K, cost of revenue primarily consists of employee-related costs of our customer support teams and data center employees, as well as the costs to operate our data centers.  Support personnel specialize on specific products and technologies to address a wide range of business and technical issues encountered by customers who utilize our product offerings and our data center personnel specifically oversee customer gear management and provide engineering services to our data centers.  The cost of compensation, benefits and travel and entertainment for our non-management personnel in both these groups have historically been and continue to be included in cost of revenue. We advise the Staff that in 2013 we reclassified the cost of compensation, benefits and travel and entertainment related to management personnel in both groups from general and administrative expenses to cost of revenue.  As the scope and complexity of our operations have increased over time, we observed that the roles of management personnel in both groups evolved from primarily administrative activities to primarily specialized and experienced technical resources that focus on providing support activities to our customers or operating our data centers. This occurred because over time we have hired a substantial number of subject matter experts, such as SQL or Linux specialists and network engineers into positions that were historically classified as management positions. Consequently, the role of management personnel in both groups evolved to provide specialized technical expertise to help customers resolve issues related to our product offerings or provide specialized engineering expertise in designing or operating our data centers. We believe it was appropriate to recognize the noted presentational changes in our consolidated statements of comprehensive income to reflect the evolving management roles and to provide relevant clarity and transparency about their costs and expenses.

ASC 250-10 states that an error results from “mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were prepared.”  As noted above, this reclassification was the result of the evolution of our business and how our management personnel in both our support and data center groups now supports our product offerings and data center operations, whereas their roles historically were administrative in nature. We do not consider this presentational change of prior year balances to be a correction of an error in our previously issued consolidated financial statements.  We elected to reclassify these prior year balances in order to conform to the current year’s presentation for the purpose of consistency of the consolidated financial statements and to comply with ASC 205-10-50-1 that states “If, because of reclassifications or for other reasons, changes have occurred in the manner of or basis for presenting corresponding items for two or more periods, information shall be furnished that will explain the change.”

Note 12. Share-Based Compensation

Restricted Stock, page 80

3.
We note you granted certain restricted stock units that appear to have a market condition associated with vesting and that compensation expense is being recognized ratably over the vesting period or service period. Please tell us whether these awards have graded vesting features and your consideration for the guidance in ASC 718-10-35-8 and 718-20-55-26 in accounting for these awards.

We respectfully advise the Staff that the restricted stock units that vest based on a market condition do not have graded vesting features.  These restricted stock units have cliff vesting terms.  Therefore, the guidance in ASC 718-10-35-8 and 718-20-55-26 does not apply.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Item 4 - Controls and Procedures

Evaluation of disclosure controls and procedures, page 26

4.
We note your disclosure controls and procedures discussion does not include the principal executive and principal financial officer’s evaluation or conclusion of disclosure controls and procedures as of March 31, 2014. Please amend your filing to include your principal executive and principal financial officer’s evaluation and conclusion as to whether your disclosure controls and procedures were effective or ineffective as of March 31, 2014. Additionally, please tell us how you considered whether management’s failure to provide its evaluation and conclusion on disclosure controls and procedures impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of March 31, 2014.

We acknowledge the Staff’s comment and note that the disclosure controls and procedures discussion in our Form 10-Q under Item 4 incorrectly describes our evaluation of the effectiveness of the design and operation of our disclosure controls and procedures to have been performed “as of the end of the period covered by this annual report” [emphasis added]. This sentence should have stated that the evaluation was performed “as of the end of the period covered by this quarterly report (the “Evaluation Date”)” [emphasis added].

Similarly, this disclosure also incorrectly states that “our chief executive officer and chief financial officer identified the material weakness described below and solely based on that material weakness, concluded that, as of the Evaluation Date, our disclosure controls and procedures were not effective as of December 31, 2013” [emphasis added]. This sentence should have stated that “our chief executive officer and chief financial officer identified the material weakness described below and solely based on that material weakness, concluded that, as of the Evaluation Date, our disclosure controls and procedures were not effective as of March 31, 2014” [emphasis added].

Because we believe that the current disclosure may create confusion, we intend to amend our Form 10-Q for the purpose of correcting these two clerical errors.

Changes in internal control over financial reporting, page 26

5.
We note your disclosure that there were no changes to your internal control over financial reporting during your most recent fiscal quarter reporting period; however, your disclosure in the evaluation of disclosure controls and procedures includes remedial measures performed in the first quarter of 2014. Please explain this inconsistency.

We acknowledge the Staff’s comment and note that while we began implementing remedial procedures during the first quarter of 2014, we concluded that such procedures were not yet effective at March 31, 2014. Therefore, the material weakness was not mitigated. We believe our disclosure that there were no changes to our internal control over financial reporting during our most recent fiscal quarter reporting period “…that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting” was accurate because we don’t consider the remedial procedures to have a material impact on our internal controls over financial reporting until we can conclude that such procedures are effective and mitigate the material weakness.

*  *  *  *  *

Acknowledgment and Adequacy of Disclosure

Rackspace acknowledges that:

•	Rackspace Hosting is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Rackspace Hosting may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding this letter to Karl Pichler, Chief Financial Officer and Treasurer, by telephone at 210.312.1177 or by facsimile to 210.312.0030. Thank you for your assistance.

Sincerely,

/s/ Karl Pichler
Karl Pichler, Chief Financial Officer and Treasurer